Filed by: Liberty Property Trust

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Liberty Property Trust (Commission File No.: 001-13130)

On October 28, 2019, the following Employee FAQ was distributed to Liberty Property Trust’s managers in the US:

EMPLOYEE FAQ

About the Transaction

Q:                                  Why are we merging with Prologis?

A:                                   What we have done, every day, for nearly 50 years, is create places of value. We’ve built a portfolio of properties of outstanding value, at a unique point in time where our specific real estate — industrial real estate — is being valued like never before in the history of our industry. As business people, the fact that the world’s leading industrial real estate company recognizes the value we’ve created cannot be ignored. We believe this merger is in the best interests of all our stakeholders, and maximizes value for our shareholders, who will receive a premium of 21.3% based on Liberty’s closing share price on 10/25/19 as well as the opportunity to participate in the substantial upside potential of a global company.

Q:                                  What are the terms of the transaction?

A:                                   The transaction has the following terms:

•                  100% stock transaction

•                  .675 exchange ratio — that is, one Liberty share will be exchanged for .675 of a share of Prologis

•                  This represents a premium of 21.3% for our shareholders based on Liberty’s closing share price on 10/25/19

•                  Expected to close in the first quarter of 2020

Q:                                  What do we say when customers and brokers ask about the transaction?

A:                                   This transaction will provide customers and brokers with additional options and opportunities.

Q:                                  We are competing with Prologis today, and I have interactions with Prologis personnel on a regular basis for business and industry purposes. How do we interact with them in the competitive marketplace between now and closing?

A:                                   LPT and Prologis are both public companies, and it’s critical and required that we continue to operate as separate companies until the completion of the transaction. So, it is business as usual for Liberty. Please do not discuss business with your Prologis counterparts or confer in any manner that would be inconsistent with normal competitive companies.

Q:                                  Can I use information from the merger transaction process to gain an advantage in the market?

A:                                   No. If you have or gain private, non-public information from the merger transaction process, you absolutely may not share this information or use this information in any way.

Q:                                  Do we know if Prologis will sell any of our assets?

A:                                   They intend to sell approximately $3.5 billion of assets, which includes the remaining office portfolio and approximately $2.8 billion of non-strategic industrial assets. We have no detailed information beyond this.

Q:                                  Will any Liberty executives be joining Prologis?

A:                                   This is not expected.

Q:                                  What if reporters call?

A:                                   As usual, please do not discuss this matter with any news outlets, but alert Jeanne Leonard in home office (610-648-1704) of the call so she can respond.

Q:                                  What are the next steps? What will be happening between now and the transaction closing?

A:                                   For most of us, it will be business as usual.  Over the next few months, we will be working on bringing our two companies together.

Q:                                  How long have you been working on this transaction?

A:                                   Discussions with Prologis have taken place only over the past few weeks.

Q:                                  Did we seek this offer?

A:                                   Prologis approached us. We know the market well and are confident this transaction maximizes value and is in the best interests of our company and shareholders.

Employment Related

Q:                                  If my employment is terminated, am I eligible for severance?

A:                                   Liberty has a severance plan in place to help you transition to a new position.  You can find this severance plan, entitled Change of Control Severance Plan, on the HR Portal under Liberty Lives Well…Financially.  The payment you are eligible for is based on your full years of service with a minimum of 12 weeks of base salary for those with less than 6 full years of service to a maximum of 52 weeks.  The number of weeks of base salary that you are eligible for is the “severance period.”

In addition to your receiving weeks of base salary based on your years of service, you are also eligible for additional severance pay to assist with continuing your medical, dental, and vision insurances through COBRA. (See Q&A below with more information about COBRA.)  The assistance payment provided is for the same number of weeks that comprises the severance period and includes a “gross up” to help offset estimated taxes associated with this payment.  For example, if you are receiving 12 weeks of severance, you will also receive assistance with continuing your medical, dental and vision insurances for 12 weeks.  While this payment is intended to assist with COBRA it is paid directly to you as part of your severance and can be used as you wish.

Lastly, you will also be eligible for outplacement assistance during the severance period, which will help you with interviewing and resume writing.

To be eligible for severance, you must continue to work through the closing (unless you are involuntarily terminated by Liberty without cause before the closing), continue to perform your job as expected, and sign and not revoke the Separation Agreement that will be provided to you.  The agreement cannot be signed prior to your last day of work.

Q:                                  What is the severance schedule?  How many weeks of base salary will I receive?

A:

Full Years of Service	Weeks of Pay
Less than 6	12
6	14
7	16
8	18
9	20
10	22
11	24
12	26
13	28
14	30

15	32
16	34
17	36
18	38
19	40
20	42
21	44
22	46
23	48
24	50
More than 24	52

Q:                                  What is COBRA?

A:                                   COBRA, or The Consolidated Omnibus Budget Reconciliation Act, is a health insurance program that allows an eligible employee and his or her covered dependents to continue medical, dental and vision benefits after employment ends.  Employees, by paying the premium for that coverage, along with a small administrative fee, can keep coverage for up to 18 months (under certain limited circumstances, coverage is available for longer periods of time).  Employees have 60 days after their coverage ends to decide if they want to continue their coverage through COBRA.

Q:                                  Will I have a job with Prologis?

A:                                   It is too early to tell.  I know it is hard to hear this response, but more will be known in the coming weeks.  Prologis has said they intend to retain a number of people for property management, leasing and development positions, as well as hire several additional Liberty employees for current openings. They have assured us that making staffing decisions is a top priority for them.  They are going to start meeting with Liberty employees soon.

Q:                                  Will I be paid for my unused vacation time?

A:                                   Yes, you will be paid for any accrued, unused vacation time and any unused carryover vacation time at termination consistent with our policy.  We do not pay out unused sick, volunteer time off or personal time or your birthday.  The timing of this payment is anticipated to be in your final paycheck.

Q:                                  Will I get my profit sharing for 2019?

A:                                   Yes, if you are eligible for profit sharing and are an active employee on December 31, 2019, you will receive your profit sharing contribution before the closing date. This contribution will be made into your 401(k) account.

Q:                                  Will I get my 2019 bonus?

A:                                   Yes, if you are eligible for a 2019 bonus and are an active employee at the time of closing, you will receive your 2019 bonus.  It will be calculated assuming maximum performance.

Q:                                  Will I get my 2020 LTI grant that I would have gotten for ‘19’s performance?

A:                                   Yes, if you are eligible for an LTI grant based on 2019 performance and are an active employee on the closing date, your award will be calculated at target and paid in cash.

Q:           What will happen to my unvested LTI?

A:                                   Upon closing, all unvested LTI will vest and net Prologis shares will be issued as this will be a taxable event for you, assuming you are an active employee at the time of closing.

Q:                                  Will I be able to take all or a portion of my bonus in shares?

A:                                   No.  All 2019 bonuses will be paid in cash.

Q:                                  Will I continue to be able to take my commissions in stock?

A:                                   No.  Going forward, all commissions will be paid in cash.

Q:                                  I am not fully vested in the company’s contributions to the 401(k) plan.  Does the transaction change any of this as I am not able to further vest?

A:                                   At the close of the transaction, unvested company contributions will vest 100%.

Q:                                  I have never worked any place else/I haven’t put together my resume or interviewed in years.  How can I get help with my resume and interviewing?

A:                                   Human Resources will be offering interviewing and resume writing workshops to help with interviewing and resume writing.  You may want to sign up for these workshops.  Additionally, your severance package will include outplacement services which will help with resume writing and interviewing skills.

Q:                                  When will my health insurance end? I have a 401(k) loan — what do I do about that? Can I leave my 401(k) with Vanguard?  What happens to my life insurance? My disability insurance?

A:                                   It is best that you call Human Resources to get answers to these kinds of questions as this is their area of expertise — not mine.  Human Resources will also be having a series of workshops to explain what will be happening with your benefits starting Tuesday/tomorrow.  I encourage you to attend one of those sessions.

ADDITIONAL INFORMATION

This document contains forward-looking statements that are based on current expectations, estimates and projections about the industry and markets in which Prologis, Inc. and Liberty Property Trust operate as well as beliefs and assumptions of management of Prologis, Inc. and management of Liberty Property Trust.  Such statements involve uncertainties that could significantly impact financial results of Prologis, Inc. or Liberty Property Trust.  All statements that address operating performance, events or developments that Prologis, Inc. or Liberty Property Trust expect or anticipate will occur in the future are forward-looking statements.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Neither Prologis, Inc. nor Liberty Property Trust can give assurance that its expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Neither Prologis, Inc. nor Liberty Property Trust undertakes any duty to update any forward-looking statements appearing in this document except as may be required by law.

In connection with the proposed transaction, Prologis, Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis, Inc. and a proxy statement of Liberty Property Trust (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty Property Trust’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis, Inc. or Liberty Property Trust. The documents filed by Prologis, Inc. with the SEC may be obtained free of charge at the Investor Relations section of Prologis, Inc.’s website at www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis, Inc. by requesting them from Investor Relations by mail at Pier 1, Bay 1 San Francisco, CA 94111 or by telephone at 415.394.9000. The documents filed by Liberty Property Trust with the SEC may be obtained free of charge at Liberty Property Trust’s website at the Investor Relations section of http://ir.libertyproperty.com/sec-filings or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty Property Trust by requesting them from Investor Relations by mail at 650 East Swedesford Road, Suite 400, Wayne, PA 19087, or by telephone at 610.648.1704.

PARTICIPANTS IN THE SOLICITATION

Liberty Property Trust and Prologis, Inc. and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Liberty Property Trust’s trustees and executive officers is available in Liberty Property Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its proxy statement dated April 26, 2019, for its 2019 Annual Meeting of Shareholders. Information about Prologis, Inc.’s directors and executive officers is available in Prologis, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its proxy statement dated March 22, 2019, for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Property Trust or Prologis, Inc. as indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.